Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.—Mailstop 4720

Washington, D.C.   20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
James Peklenk, Staff Accountant
Mary Mast, Senior Accountant

Re:	Heska Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 11, 2009
File No. 000-22427

Ladies and Gentlemen:

Heska Corporation (“Heska” or the “Company”) hereby respectfully requests an extension of the deadline to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated September 18, 2009 in connection with the above-referenced report on Form 10-K (the “Report”).  We request the Staff to extend its current deadline for submission of the Company’s responses to October 9, 2009.

Thank you for consideration of the Company’s request.  Please contact me at 970-493-7272, extension 4105, if you have any questions regarding the above request.

Sincerely,

Jason Napolitano
Executive Vice President, Chief Financial Officer and Secretary